S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TOLL FREE: 1-800-828-1488 E-MAIL: 2samex@samex.com TEL: (604) 870-9920 FAX: (604) 870-9930	WEB SITE: www.samex.com TRADING SYMBOLS: SXG - TSX VENTURE SMXMF - NASD OTC:BB

NEWS RELEASE - No.  5-07

             May 7, 2007

PRESIDENT’S LETTER TO THE SHAREHOLDERS, 2006 ANNUAL REPORT, ANNUAL GENERAL MEETING

To Our Shareholders,

2006 was a year of “preparation”, preparation for possibly the most significant development in the Company’s history - advancing the “INCA” project through the discovery phase.  This has been a huge undertaking for our small, but focused staff, and has tested our “metal” in many ways.  I’m pleased to report that I believe we’re coming through in tremendous shape.

To help put this effort in perspective it is important to understand our overall approach to mineral exploration.  We are not a typical junior in our thinking. Nor are we focused on any one metal, ie. only gold, or just silver, or copper/zinc, which in our opinion is far too restrictive an approach thereby limiting one’s potential.  For example, by being at the right place at the right time, we observed CODELCO drilling a newly discovered porphyry copper ore body and quickly recognized the potential of the surrounding district and particularly the adjacent properties.  As a result, we immediately seized the opportunity and began the process of acquiring and exploring what is now the INCA project.  Specifically, we are hunting for “company making” discovery successes in a region of the planet blessed with many such examples!

We have always tried to think big, really, really BIG.  In fact, I believe it’s fair to say that we are trying to compete against the largest mining/exploration companies in the world.  While we attempt to work to the same rigorous exploration criteria as the bigger companies, we operate with a much tighter focus – and probably 1/10th the staff and annual budget of most of them.  This is no small feat, and of course the debate in the market place is centered on the question; “are we competing successfully?”  I firmly believe that we’ll answer this question shortly as we gear up for phase one drilling at INCA, Chile.

One of my highlights this past year occurred during a boardroom presentation of our INCA project to a major mining/exploration group when the President complimented our VP Exploration, Rob Kell and our SAMEX team as ranking in the top 5% of the junior exploration companies he reviews for quality of projects and style of exploration approach.  Of course we have to translate that recognition, and your patient support and funding into a bottom line success.  I believe that we have the fundamental ingredients to deliver.

Metal prices this past year have been a mild drag on investor enthusiasm for exploration, with copper probably receiving the award for the “most unloved” (read ignored) metal.  Yet we are of the conviction that all the metals (including copper) have further to go on the upside and surprises are more likely to be of a positive nature rather than disappointment.  This backdrop of rising metal prices though, has also brought with it challenges relating to higher operating costs, contractor availability and staffing.  Fortunately, Chile has such a huge mining emphasis already built into their economy that these pressures are expected to be manageable during our very busy year ahead.

Lastly I want to thank all our very longstanding shareholders, many of whom call or drop an email of encouragement from time to time and others who continue to help fund our exploration efforts.  Your continued support is very much appreciated and never taken for granted.  We all deserve a huge win!

“Jeffrey Dahl”, President

The Annual General Meeting of SAMEX Mining Corp. will be held in the Crown A Room, Best Western Regency Inn & Conference Centre, 32110 Marshall Road, Abbotsford, British Columbia on Thursday, May 31, 2007 at 2:30 P.M.  In preparation, the meeting information circular along with the Company’s 2006 Annual Report and audited financial statements have been filed with regulatory agencies and are available for viewing at www.SEDAR.com.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.